SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MoSys, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

619718109

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Leonard Perham

Chief Executive Officer and President

MoSys, Inc.

3301 Olcott Street

Santa Clara, California 95054

(408) 418-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Alan B. Kalin

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

Telephone: (650) 233-4048

Facsimile: (650) 233-4545

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
1,929,036	194.25

*

Estimated solely for purposes of calculating the amount of the filing fee using the Black-Scholes method as of July 22, 2016. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new replacement options and cancelled pursuant to this offer.

**	$100.70 per $1,000,000 of the value of the transaction, pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the offer document for this tender offer dated July 26, 2016 (the “Offer”) under the “Summary of Terms” section, attached hereto as Exhibit (a)(1)(A) is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)         Name and Address.

The name of the issuer is MoSys, Inc., a Delaware corporation (“MoSys” or the “Company”), the address of its principal executive office is 3301 Olcott Street, Santa Clara, California 95054 and the telephone number of its principal executive office is (408) 418-7500. The information set forth in the Offer under Section 10 (“Information Concerning MoSys”) is incorporated herein by reference.

(b)         Securities.

This Tender Offer Statement on Schedule TO relates to the Offer by the Company to permit eligible employees to exchange outstanding options to purchase our common stock (vested or unvested) granted under our 2010 Equity Incentive Plan, as amended (the “2010 Plan”), or outside the 2010 Plan to new employees, as material inducements to the acceptance of employment with us, in accordance with Rule 5635(c)(4) of the NASDAQ listing rules (“Inducement Options”) for new options to purchase our common stock priced at fair market value on the date of grant (the “Replacement Options”). The options eligible for this exchange (“Eligible Options”) are options granted (i) prior to July 1, 2015 to employees other than executive officers and (ii) prior to July 1, 2013 to executive officers. Neither our non-employee directors, non-employee advisors nor our CEO will be eligible to participate in this exchange program. The information set forth in the Offer under the “Summary of Terms” section, Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated by reference in partial response to this item.

(c)          Trading Market and Price.

The information set forth in the Offer under Section 8 (“Price Range of Our Common Stock”) is incorporated by reference in response to this item.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)         Name and Address.

The information set forth under Item 2(a) above is incorporated by reference in response to this item.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)         Material Terms.

The information set forth in the Offer under the “Summary of Terms,” Section 1 (“Eligibility”), Section 2 (“Eligible Options” Number of Replacement Options; Exercise Price; Expiration Date”), Section 3 (“Purpose of the Offer”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change in Election”), Section 6 (“Acceptance of Options for Exchange; Issuance of Replacement Options”), Section 7 (“Conditions of the Offer”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated by reference in response to this item.

(b)         Purchases.

The information set forth in the Offer under Section 1 (“Eligibility”), Section 2 (“Eligible Options; Number of Replacement Options; Exercise Price; Expiration Date”) and Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated by reference in response to this item.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in the Offer under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated by reference in response to this item.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)         Purposes.

The information set forth in the Offer under Section 3 (“Purpose of the Offer”) is incorporated by reference in response to this item.

(b)         Use of Securities Acquired.

The information set forth in the Offer under Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer;”) is incorporated by reference in response to this item.

(c)          Plans.

The information set forth in the Offer under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated by reference in response to this item.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)         Source of Funds.

The information set forth in the Offer under Section 1 (“Eligibility”), Section 2 (“Eligible Options; Number of Replacement Options; Exercise Price; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) and Section 16 (“Fees and Expenses”) is incorporated by reference in response to this item.

(b)         Conditions.

The information set forth in the Offer under Section 7 (“Conditions of the Offer”) is incorporated by reference in response to this item.

(d)         Borrowed Funds.

Not applicable.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)         Securities Ownership.

Not applicable.

(b)         Securities Transactions.

The information set forth in the Offer under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated by reference in response to this item.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)         Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a)         Financial Information.

The information set forth in the Offer under Section 10 (“Information Concerning MoSys, Inc.”) and Section 17 (“Additional Information”), the information set forth in our Annual Report on Form 10-K for the year ended December 31, 2015 and in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 are incorporated herein by reference in response to this item.

(b)         Pro Forma Financial Information. Not applicable.

(c)          Summary Information. The information set forth in the Offer under Section 10 (“Information Concerning MoSys, Inc.”) is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

Not applicable.

[Remainder of this page intentionally left blank.]

ITEM 12.  EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for a Number of Replacement Options, dated July 26, 2016.

(a)(1)(B)	Forms of Communication from the Company’s Senior Manager, Human Resources to All Eligible Employees, dated July 26, 2016.

(a)(1)(C)	Form of Terms of Election.

(a)(1)(D)	Form of Offer Reminder.

(a)(1)(E)	Form of Confirmation of Receipt of Election.

(a)(1)(F)	Screen Shot of Stock Option Exchange Website.

(a)(1)(G)

Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 4.10 to the registration statement on Form S-8 (Commission File No. 333-168358) filed by the Company on July 28, 2010.

(a)(1)(H)	Form of Presentation to All Eligible Option Holders, dated July 26, 2016.

(a)(1)(I)	Form of Paper Election Form.

(a)(1)(J)	Form of Paper Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	MoSys, Inc. Amended and Restated 2010 Equity Plan (incorporated by reference to Exhibit 4.8 to the Company’s registration statement on Form S-8 (Commission File No. 333-197989) filed August 8, 2014)).

(d)(2)

Rights Agreement, dated November 10, 2010, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to the same-numbered exhibit to Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

(d)(3)	Form of Right Certificate (incorporated by reference to the same-numbered exhibit to Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929).

(d)(4)	Summary of Rights to Purchase Preferred Shares (incorporated by reference to the same-numbered exhibit to Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

Exhibit Number	Description

(d)(5)

Amendment No. 1 to Rights Agreement, dated July 22, 2011, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.3 to the Current Report on Form 8-K, filed July 27, 2011 (Commission File No. 000-32929)).

(d)(6)

Amendment No. 2 to Rights Agreement, dated May 18, 2012, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.4 to the Current Report on Form 8-K, filed by the Company on May 24, 2012 (Commission File No. 000-32929)).

(d)(7)	MoSys, Inc. Executive Change-in-Control and Severance Policy.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

[Remainder of this page intentionally left blank.]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2016

MOSYS, INC.

By:	/s/ James Sullivan

Name:	James Sullivan

Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for a Number of Replacement Options, dated July 26, 2016.

(a)(1)(B)	Forms of Communication from the Company’s Senior Manager, Human Resources to All Eligible Option Holders, dated July 26, 2016.

(a)(1)(C)	Form of Terms of Election.

(a)(1)(D)	Form of Offer Reminder.

(a)(1)(E)	Form of Confirmation of Receipt of Election.

(a)(1)(F)	Screen Shot of Stock Option Exchange Website.

(a)(1)(G)

Form of Stock Option Agreement for Employees (incorporated by reference to Exhibit 4.10 to the registration statement on Form S-8 (Commission File No. 333-168358) filed by the Company on July 28, 2010.

(a)(1)(H)	Form of Presentation to All Eligible Employees, dated July 26, 2016.

(a)(1)(I)	Form of Paper Election Form.

(a)(1)(J)	Form of Paper Notice of Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)

MoSys, Inc. Amended and Restated 2010 Equity Plan (incorporated by reference to Exhibit 4.8 to the registration statement on Form S-8 (Commission File No. 333-197989) filed by the Company on August 8, 2014).

(d)(2)

Rights Agreement, dated November 10, 2010, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to the same-numbered exhibit to Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

(d)(3)	Form of Right Certificate (incorporated by reference to the same-numbered exhibit to Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

(d)(4)	Summary of Rights to Purchase Preferred Shares (incorporated by reference to the same-numbered exhibit to Form 8-K filed by the Company on November 12, 2010 (Commission File No. 000-32929)).

Exhibit Number	Description

(d)(5)

Amendment No. 1 to Rights Agreement, dated July 22, 2011, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.3 to the Current Report on Form 8-K, filed July 27, 2011 (Commission File No. 000-32929)).

(d)(6)

Amendment No. 2 to Rights Agreement, dated May 18, 2012, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.2.4 to the Current Report on Form 8-K, filed by the Company on May 24, 2012 (Commission File No. 000-32929)).

(d)(7)	MoSys, Inc. Executive Change-in-Control and Severance Policy.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.